January 19, 2005



Mail Stop 0409

Edward J. O`Connor
Optionable, Inc.
555 Pleasantville Road
South Building, Suite 110
Briarcliff Manor, New York  10510

Re:	Optionable, Inc.
	Registration Statement on Form SB-2 Filed December 22, 2004 Registration No. 333-121543

Dear Mr. O`Connor:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2. Supplementally, please provide your analysis as to why OPEX is not an "alternative trading system" as defined in Rule 300 of the Exchange Act. Please include a discussion of the impact of your stated strategy to expand beyond the energy options markets.

3. Supplementally, please provide your analysis as to why the OPEX is an "exempt commercial market" subject to CFTC regulation. Please include a discussion of the impact of your stated strategy to expand beyond the energy options markets.

4. Please disclose your website.

Cover Page

5. Please revise the cover page to include a price or a pricing range for the sale of your securities by the selling shareholders until your securities are listed on a national securities exchange or quoted on the quotation system of a national securities association.
We refer to the requirement in Schedule A, paragraph 16, and Item 501(a)(9)(iv) of Regulation S-B.

6. Please revise your reference to the OTCBB to state that you intend to have your shares quoted on the bulletin board.

Prospectus Summary, page 1

	Business, page 1

7. Please disclose whether you are a registered broker-dealer.

8. Please revise to clearly disclose how you currently generate revenues from each of the businesses in which you are currently engaged and how you expect to generate revenues after the launch of
OPEX. In this connection, we note your disclosure in MD&A that you earn incentives pursuant to agreements with two exchanges. Please revise to briefly identify the exchanges and the nature of the incentives. Further, we note your disclosure in the business section that you pay brokerage commissions to CES out of the revenues earned from the floor business. Please revise to briefly describe such fees.

9. Please revise here to briefly describe and in the business section to more fully describe the nature of the "commodity derivatives" underlying your current brokerage business and those that you expect will trade on your OPEX system. In this connection, we note your disclosure in the business section that your focus is on the "OTC market for financially settled energy options." Please revise to explain the nature of these options.

10. Please revise here to briefly describe the nature and mechanics of your commodity derivatives brokerage business, commodity derivatives services on the floor of the NYMEX and the trading and brokerage support services. In this connection, please revise to disclose that your floor brokerage operations were launched in April
2004.

11. Please revise to disclose the percentage ownership of management.

Risk Factors, page 6

12. Please include a risk factor regarding your indebtedness.

13. Please include a risk factor discussing potential regulatory risks, if any.

We must obtain growth in our revenues in order to realize benefits of our business plan, page 6

14. Please revise the heading and the discussion to discuss only one risk and to more concisely discuss the risk being presented. It appears from the discussion that you are focusing on the risks regarding gaining market acceptance of your OPEX system that is still under development. Please revise or advise.

Our business plan calls for OPEX to be a major contributor to our success. OPEX is still in the development stage, might never be launched, or might not be successful when launched, page 7

15. Please revise to disclose the nature of the "difficulties and setbacks usually encountered in developing new software." Please consider whether you have already disclosed those risks in other risk factors and, if so, please revise to avoid repetitive disclosure.

16. Please revise to disclose when you expect the OPEX system to be launched.

History of losses and limited operating history make it difficult for you to evaluate our business and your investment, page 7

17. Please revise the heading and the narrative disclosure to quantify your losses for the last two years, your accumulated deficit and the fact that you have a going concern opinion. In light of the fact that you have at least three full years of financial statements please revise the heading and the narrative disclosure to reflect that you have sustained losses in the businesses in which you are currently engaged and that it is because of your plan to enter into a new line of business that may make an evaluation of your business difficult rather than that you have a limited operating history.

Our quarterly financial results will continue to fluctuate making it difficult to forecast our operating results, page 7

18. Please revise to provide separate risk factor disclosure for each risk identified in the bullet points and to explain in further detail the relationship between each bullet point and fluctuations in your operating results. Further, consider whether the disclosure in the last paragraph of this risk factor regarding meaningful quarterly comparisons due to an unproven business model duplicates earlier risk factor disclosure, and if this is the case, please eliminate any redundancy.

Because we may continue to incur net losses, we may not be able to implement our business strategy and the price of our stock may decline, page 8

19. It is unclear whether the bullet points are additional risks or whether they are meant to mitigate the risk being presented. If they include additional risks, such as the risk that you will need to respond to competitive developments in the option trading industry and to eliminate any redundant disclosure with other risk factors. We note for example only, that you have provided another risk factor dealing with the risk that you may need to raise additional capital.
If the bullet points are meant to mitigate the risk presented, please revise to eliminate mitigating factors from the risk factor section.
Further, please revise the heading to more accurately convey the risk being presented.

20. Please disclose that you suspended the development and implementation of OPEX for a year in part because of your negative cash flows. If this is the crux of the risk you are presenting, please revise to present this in the heading and the first few sentences of the narrative. Consider combining this disclosure with the risk factor on page 13 discussing the risk that "We may not attain positive cash flow."

Our pricing model for our products and services is unproven and may be less than anticipated, which may harm our gross margins, page 8

21. Please revise to identify each product and service for which your pricing model is unproven and identify each product and service whose pricing model depends on the duration of the agreement.

We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business, page 9

22. We note your disclosure that you cannot assure investors that measures that you take to protect your intellectual property will be successful. Please revise to clarify whether you own any patents or copyrights and what measures you expect to take to protect your intellectual property.

23. Please disclose the settlement of the dispute with your software developer.

We may rely on strategic relationships to promote our OPEX system and for access to licensed technology; if we fail to develop, maintain or enhance these relationships, our ability to serve our customers and develop new features and functionalities could be harmed, page 10

24. Please revise to more specifically explain the nature of the "strategic relationships" on which you will rely to promote your OPEX system and explain the statement that you may need to develop relationships "to adapt to changing technologies." Further, please limit your use of the term "partner" unless you have an agreement in which you share profits and losses. Instead, please more specifically describe the nature of the relationship to which you refer.

We depend on our relationship with Capital Energy Services to maintain our floor brokerage operations, page 12

25. Please revise to disclose your management`s affiliation with CES.

We face intense competition in the electronic energy options market..., page 12

26. We note your statement that "here are several other well financed companies who do or may compete with us, including..." Please revise to distinguish those companies that currently compete with you with those who may compete with you and identify in which lines of businesses they compete or may compete.

Dependence on outside clearinghouses for increased revenue, page
13

27. We note your statement that you "expect significant growth based on the availability of OTC Clearing." Please delete mitigating language from the risk factor section. In this connection, please note that if you retain this projection in the prospectus you should include a detailed explanation of the basis for this statement.

The continued operations of our business are dependent on the performance and continued service of our executive officers and key employees, and our ability to attract and retain skilled personnel, page 14

28. Please disclose how your financial condition impacts your ability to retain and attract employees.

We may need additional financing which may not be available and, if available, might only be available on unfavorable terms, page 14

29. Please disclose that substantially all of your financing has been provided by Mr. Nordlicht and discuss whether you will be dependent on him for future financing.

Use of Proceeds, page 16

30. We note your statement that you intend to use any proceeds from the exercise of the warrants and options for working capital and general corporate purposes. Please note that if you intend to use such proceeds in connection with the resumption of development of your electronic trading system, we would not consider such use to be working capital or general corporate purposes. Please revise or advise.

Selling Stockholders, page 18

31. We note your disclosure that certain of the Selling
Stockholders
have material relationships with you. Please confirm that all such relationships have been disclosed in the footnotes.

32. We note that you have registered 31,431,026 shares, including
1,300,000 shares underlying outstanding warrants and options.
Please
reflect the shares underlying these options and warrants in the table.

33. We note that some of the Selling Stockholders listed are not natural persons. Please identify the natural persons with voting or investment control of these entities. Please supplementally confirm that these entities are neither broker-dealers nor affiliates thereof.

Plan of Distribution, page 21

34. Please provide the disclosures regarding expenses required by
Item 511 of Regulation S-B.

Management`s Discussion and Analysis of Plan of Operations, page
23

35. The "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please significantly revise this section to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. You may find an
"overview" section an appropriate place for this information. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

36. Please include disclosure regarding the additional work necessary to complete the development of OPEX, the dollar amount estimated to be required to pay for such work and the expected source of financing. Please provide similar disclosure regarding the launch of
OPEX.

Results of Operations for Fiscal Year Ended December 31, 2003 and
2002, page 23

37. Please disclose why management believes there was a decrease in the volume of energy derivatives transactions handled by you on behalf of your customers in 2003. In particular, please disclose whether this decrease is attributed to market issues, competition or operational issues.

Results of Operations for the Nine-Month Period Ended September
30,
2004 and 2003, page 25

38. Please discuss why the imputed rate of the amount due to related parties grew from 5% to 12%.

39. Please clarify how a temporary discontinuation of your software development efforts in 2003 has led to a decrease in research and development costs in 2004.

Liquidity and Capital Resources, page 27

40. Instead of using terms like "one of our stockholders" or "a related party," please identify the person by name and title.

41. Please disclose the purchaser or class of purchasers of your
$1
million private placement.

42. Please include disclosure regarding your material commitments for capital expenditures. Refer to Item 303(b)(1)(iii) of Regulation
S-
B.

43. Please explain in further detail how issuance of common stock allowed you to fund an increase in accounts and other receivables.

44. Expand to indicate how you accounted for the forfeiture of compensation and the impact on the financial statements.

Description of Business, page 28

45. Please add additional disclosure regarding your brokerage operations, including how you market your services and an overview of your strategy for this business.
46. Please revise to discuss the material terms of your agreements with the exchanges under which you realize incentives.

47. Please revise to describe how your fees are determined for each of your services and the range of such fees. Further, please describe how you will determine fees in connection with your operation of OPEX.

	Business Partners, page 30

48. Please provide disclosure regarding why you need to enter into an agreement with CES in order to trade on the NYMEX and additional detail regarding the services that CES provides.
49. Please disclose what is included in "gross receipts of the floor business."

Customer Concentration, page 31

50. Please revise to identify the material customers to which you refer.

Directors, Executive Officers, Promoters and Control Persons, page
33

51. Please include the dates Mr. Boisseau served as CAO and Controller for Citrix.

Executive Compensation, page 35

52. Please include additional details on the terms of Mr.
O`Connor`s
amended employment agreement.

Certain Relationships and Related Party Transactions, page 38

53. Please disclose the basic terms of the loans provided by Mr.
Nordlicht.

54. Please briefly describe the business of Sleepy Hollow Coffee
Roasters and disclose why you provide it services.

55. We note your prepaid commission agreements with Mr. Nordlicht and
Platinum. In a supplemental response, please tell us what services these prepaid commissions related to and how you accounted for prepaid commissions received. Please cite relevant authoritative accounting literature wherever necessary.

56. Please revise to disclose the percentage ownership Mr.
O`Conner
holds in CES.

57. Please revise to describe here the material terms of the consulting agreement with Mr. Cassidy and the warrants issued to Pierpont Capital, an entity owned by Mr. Cassidy, rather than providing a cross-reference to the business section. Please include disclosure of the consideration paid for the warrants by Pierpont Capital.

Market for Common Equity, page 41

58. Please include a 2004 compensation plan table as required by Item
201(d) of Regulation S-B.

Legal Proceedings, page 43

59. Please disclose your May 2004 settlement with your former legal counsel.

Financial Statements

Notes to the Financial Statements - December 31, 2003 and 2002, pages
F-7 - F-16

60. We note from your business description on pages 5 and 6 that you are involved in four separate businesses. In a supplemental response, please tell us what consideration you gave to providing segment disclosure about these businesses. Reference is made to SFAS
131.

61. We note from your disclosure on page 32 that you hold rights to patents pending and own at least one trademark. In a supplemental response, please tell us what consideration you gave to including disclosures about these intangible assets within the financial statements pursuant to SFAS 142.

Note 3 - Summary of Significant Accounting Policies, pages F-7 -
F-12

Fair Value of Financial Instruments, page F-8

62. In a supplemental response, please tell us how you determined that the carrying value of your notes payable approximate fair value based on comparable interest rates.

Software Development Costs, page F-8 - F-9

63. We note your statement, "After technological feasibility is established, any additional costs are capitalized in accordance with
SFAS 86." In a supplemental response, please clarify and provide your basis under SFAS 86 that supports this statement.

Revenue Recognition, page F-11

64. Please describe in greater detail when you consider revenue to be earned for transactions.

Note 6 - Commitments, page F-14

65. Please include total aggregate minimum lease payments for 2009 and thereafter. Reference is made to SFAS 13.

Balance Sheet for the Year Ended September 30, 2004, page F-17

66. Please tell us what consideration you gave to making the "Due to
Stockholder" line item consistent with the "Notes Payable and related accrued interest to a related party" line item on the December 31, 2003 balance sheet. It appears that these two items are payable to the Chairman of the Board.

Notes to the Financial Statements - September 30, 2004 and 2003, pages F-20 - F-33

Note 3 - Summary of Significant Accounting policies, pages F-21 -
F-
26

Revenue Recognition, page F-25

67. In a supplemental response, please describe in more detail your incentive arrangements with United States Exchanges.
Specifically,
please address how you determine that these incentives are earned in accordance with SAB 104, when they are recognized as revenue, and any transaction fees paid by your company to the exchanges.

Note 4 - Due to Stockholder, pages F-26 - F-27

68. Please describe in further detail the "restructuring" mentioned, how it affected the amount payable to your Chairman, and include information similar to the information provided on page 39 within "Certain Relationships and Related Party Transactions."

Note 5 - Other Related Party Transaction, page F-28

69. Please expand to include disclosure of your revenue recognition policies with respect to the revenue sharing agreement with a related party, implemented in April of 2004.

Note 7: Stockholder`s Deficit, page F-30

70. Please explain why you will be able to cancel the warrants.

Part II

Item 26

71. Please disclose the exemption relied upon in the private placement of your shares to Jackson Steinem, Inc.

Exhibits

72. Please file a copy of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-B.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Matthew Maulbeck at (202) 942-1905 or Donna DiSilvio, Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan, Attorney-Advisor, at (202) 824-
5445
or the undersigned at (202) 942-1766 with any other questions.

Sincerely,


Elaine Wolff
Branch Chief

cc:	Kenneth S. Goodwin, Esq. (via facsimile)

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Optionable, Inc.
Page 11